Descartes Acquires RouteView Technologies

WATERLOO, Ontario — December 20, 2007 — Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced that it has acquired privately-held Burnsville, Minnesota-based RouteView Technologies, Inc.

RouteView provides technology solutions in a recurring revenue model to help small- and medium-sized organizations manage their delivery operations. RouteView’s map-based routing software combines with wireless/GPS and automated call-out technology to help numerous customers, particularly in the home delivery and distribution industries, with a comprehensive delivery management solution. For more information visit www.RouteView.com.

“RouteView and Descartes each use superior technology to help customers manage the last mile of delivery,” said Arthur Mesher, CEO of Descartes. “We share a common approach to serving customers with an on-demand business model that combines route optimization technology and automatic vehicle location services. We are excited to welcome RouteView's customers and employees to Descartes' Global Logistics Network and look forward to collaboratively growing our business to intelligently manage resources in motion.’

The purchase price for this acquisition was approximately USD 3.0 million in cash, plus up to an additional USD 0.5 million in cash if certain sales targets are met by RouteView. In addition, Descartes anticipates the final purchase price will include transaction costs incurred in connection with the acquisition and an adjustment relating to net working capital assumed.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Washington DC, Minnesota, Derby, London, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

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Media Contact

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to RouteView, RouteView’s combination with Descartes; future amounts of additional purchase price that may be payable dependent on RouteView’s sales performance; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the parties’ ability to successfully integrate the RouteView business into Descartes’ operations, such integration may be more difficult, time consuming or costly than expected, the retention of key personnel, accounting and tax treatment of the transaction, customer loss and business disruption (including maintaining relationships with employees, customers, clients or suppliers), may be greater than expected following the transaction, and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.